August 22, 2016

VIA EDGAR

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Lyon Homes
Form 10-K for the Year Ended December 31, 2015
Filed March 11, 2016
Form 10-Q for the Quarter Ended June 30, 2016
Filed August 8, 2016
File No. 001-31625

Dear Mr. Cash:

This letter responds to the comment letter (the “Comment Letter”) dated August 10, 2016 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) of William Lyon Homes (the “Company”) and the above referenced Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Q2 Form 10-Q”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 41

1.	Please disclose the cancellation rate by reportable segment for each period presented to allow an investor to better evaluate your net new home orders by reportable segment.

Securities and Exchange Commission

August 22, 2016

On a quarterly basis, the Company monitors its approximate cancellation rate by reportable segment, and the Company has historically provided cancellation rate by reportable segment for each period presented as part of its narrative discussion of backlog on a quarterly basis, most recently on page 33 of the Q2 Form 10-Q. In response to the Staff’s comment, on a prospective basis the Company will include this information in its disclosure for annual periods as well. Further, in future filings beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2016 (the “Q3 Form 10-Q”), the Company will include the following tabular disclosure relating to applicable periods in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section, following the current table reflecting net new home orders for the periods presented. Any prospective narrative disclosure of net new home orders will incorporate a discussion of cancellation rates by reportable segment and any significant changes or trends, as applicable and determined to be material.

The tabular disclosure below reflects the information that would have been included for the periods presented on Page 41 of the Form 10-K as identified in the Staff’s comment:

	Year Ended December 31,		Change
Cancellation Rates	2015	2014	%
California	22%	17%	5%
Arizona	14%	13%	1%
Nevada	20%	22%	-2%
Colorado	19%	16%	3%
Washington	20%	23%	-3%
Oregon	21%	24%	-3%

Overall	20%	18%	2%

2.	We note from your disclosure on page 14 that the 20% cancellation rate in 2015 includes cancellations both from the company and your joint ventures’ projects. Please separately provide the rates for the company and your joint ventures if they are materially different.

The Company’s consolidated joint venture projects are similar in operational nature to the Company’s wholly-owned projects, with the primary distinction being in ownership structure. As such, the Company’s policy has been to include consolidated joint ventures in all operational metrics. The Company hereby confirms to the Staff that the Company’s consolidated joint ventures had cancellation rates that are materially similar to the rates experienced by the Company as a whole. In future filings, the Company will assess the cancellation rates for its wholly-owned projects and its joint venture projects, and consider separate disclosure of the rates to the extent they are materially different based upon all relevant facts and circumstances.

Securities and Exchange Commission

August 22, 2016

3.	You disclose on page 61 that slowing sales absorption rates is a key indicator of real estate inventory impairment. If this is a material measure utilized by management, please consider (i) disclosing how you calculate your sales absorption rates; and (ii) disclosing absorption rates by reportable segment with a discussion of reasons for changes in these rates from period to period.

In accordance with FASB Accounting Standards Codification Topic 360, Property, Plant & Equipment, sales absorption rate is one of several operational metrics that the Company takes into account when determining whether indicators of impairment are present that may suggest that the carrying amount of its real estate inventories are no longer recoverable. Sales absorption rate, as referred to in this instance and throughout the Form 10-K, is calculated as net new home orders divided by average sales locations for the periods presented. In all future periodic filings in which critical accounting policies are presented beginning with the Q3 Form 10-Q, the Company will update the first paragraph of its critical accounting policy relating to impairment of real estate inventories as follows (with proposed new language italicized and underlined):

The Company accounts for its real estate inventories in accordance with FASB ASC Topic 360, Property, Plant & Equipment. ASC Topic 360 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. Indicators of impairment include a decrease in demand for housing due to softening market conditions, competitive pricing pressures which reduce the average sales price of homes, which includes sales incentives for homebuyers, slowing sales absorption rates (calculated as net new homes orders divided by average sales locations for a given period), a decrease in home values in the markets in which the Company operates, significant decreases in gross margins and a decrease in project cash flows for a particular project.

The Company also refers the Staff to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section of the Form 10-K at Pages 41, 42, 47 and 48, which discloses both net new home orders and average sales locations for all periods presented, by reportable segment. The Company also provides commentary on the drivers for any significant changes in such metrics during the periods. In response to the Staff’s comment, in future filings beginning with the Q3 Form 10-Q, the Company will disclose absorption rates by reporable segment in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section, as well as a discussion of reasons for any significant changes in these rates from period to period based upon all relevant facts and circumstances.

Securities and Exchange Commission

August 22, 2016

Financial Conditions and Liquidity, Page 54

Revolving Lines of Credit, page 57

4.	You disclose on page 30 of your filing that the maximum leverage ratio under your Revolving Credit Facility was 65% at December 31, 2015 and will decrease to 60% at September 30, 2016. You further disclose that your leverage ratio was 64% at December 31, 2015. Please expand your disclosure to address (i) the steps you are taking to avoid a breach of this covenant; (ii) the impact or reasonably likely impact of a breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition or operating performance; and (iii) alternate sources of funding to pay off resulting obligations or replace funding. Please also address the need to disclose the required and actual ratio of this debt covenant as well as any other material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company will expand prospectively its disclosure under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidy and Capital Resources – Revolving Lines of Credit” section in its future filings to address each of the points raised in the Staff’s comment. As disclosed on Page 57 of the Form 10-K, the Company was in compliance with all covenants under its Revolving Credit Facility as of December 31, 2015. Further, as noted in the Staff’s comment, the Company provided the required maximum leverage ratio under the Revolving Credit Facility, as well as the actual amount, as of December 31, 2015, on Page 30 of the “Risk Factors” section of the Form 10-K. The Company further submits that it provided risk factor disclosure on Page 30 regarding the potential impact of non-compliance with this and other covenants, including the potential effects of any cross-default or cross-acceleration provisions of its debt instruments, and provided further disclosure regarding the potential impact of a default on Page 57 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Conditions and Liquidity” section of the Form 10-K, as well as additional sources of liquidity (see Page 54).

Further, and as described in greater detail in the Company’s response to Comment 6 below, the Company advises the Staff that the maximum leverage ratio covenant under its Revolving Credit Facility was amended as part of the Company’s amendment and restatement of its Revolving Credit Facility to increase the facility size and extend the maturity date effective as of July 1, 2016 (as so amended and restated, the “Second Amended Facility”), such that the maximum leverage ratio will no longer decrease to 60% at September 30, 2016. Rather, pursuant to the Second Amended Facility, the

Securities and Exchange Commission

August 22, 2016

maximum leverage ratio will remain at 65% from June 30, 2016 through and including December 30, 2016, will decrease to 62.5% on the last day of the 2016 fiscal year, remain at 62.5% from December 31, 2016 through and including June 29, 2017, and will further decrease to 60% on the last day of the second quarter of 2017 and remain at 60% thereafter. The Company’s entry into the Second Amended Facility was disclosed in a Current Report on Form 8-K filed with the Commission on July 7, 2016, and a copy of the Second Amended Facility was filed as Exhibit 10.1 thereto.

Finally, in light of the Staff’s comment, the Company will also expand disclosures in future filings to include a tabular presentation of its actual ratios and amounts versus the minimum/maximum ratios/amounts permitted under the financial maintenance covenants for its Second Amended Facility. The Company will also continue to disclose whether it is in compliance with all covenants under the Second Amended Facility as of the fiscal period end. In addition, the Company will continue to evaluate the likelihood of non-compliance with other covenants in other debt instruments and will provide additional disclosure where material and it determines that non-compliance is reasonably likely.

In response to the Staff’s comment and as described above, we anticipate that the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Revolving Lines of Credit” section in the Company’s Q3 Form 10-Q will incorporate disclosure substantially in the following form (subject to modification based on the facts and circumstances present at that time):

Revolving Lines of Credit

On July 1, 2016, California Lyon and Parent entered into an amendment and restatement agreement pursuant to which its existing credit agreement providing for a revolving credit facility, as previously amended and restated on March 27, 2015 as described below, was further amended and restated in its entirety (as so further amended and restated, the “Second Amended Facility”). The Second Amended Facility amends and restates the Company’s previous $130.0 million revolving credit facility and provides for total lending commitments of $145.0 million. In addition, the Second Amended Facility has an uncommitted accordion feature under which the Company may increase the total principal amount up to a maximum aggregate of $200.0 million under certain circumstances, as well as a sublimit of $50.0 million for letters of credit. The Second Amended Facility, among other things, also amended the maturity date of the previous facility to July 1, 2019, provided that the Second Amended Facility will terminate on January 14, 2019 (the “Springing Termination Date”) if, on the Springing Termination Date, the aggregate outstanding principal amount of California Lyon’s 5.75% senior notes due 2019 is equal to or greater than the sum of (a) 50% of the Consolidated EBITDA (as defined in the Second Amended Facility) of California Lyon, Parent, certain of the Parent’s direct and indirect wholly owned subsidiaries (together with California Lyon and Parent, the “Loan Parties”) and their Restricted Subsidiaries (as defined in the Second Amended Facility) for the four-quarter

Securities and Exchange Commission

August 22, 2016

period ending September 30, 2018, plus (b) the Liquidity (as defined in the Second Amended Facility) of the Loan Parties and their consolidated subsidiaries on the Springing Termination Date. Further, the Second Amended Facility amended the maximum leverage ratio covenant to extend the timing of the gradual step-downs. Specifically, pursuant to the Second Amended Facility, the maximum leverage ratio will remain at 65% from June 30, 2016 through and including December 30, 2016, will decrease to 62.5% on the last day of the 2016 fiscal year, remain at 62.5% from December 31, 2016 through and including June 29, 2017, and will further decrease to 60% on the last day of the second quarter of 2017 and remain at 60% thereafter. The Second Amended Facility did not revise any of our other financial covenants thereunder.

Prior to the entry into the Second Amended Facility as described above, on March 27, 2015, California Lyon and Parent entered into an amendment and restatement agreement which amended and restated the Company’s previous $100 million revolving credit facility and provided for total lending commitments of $130.0 million, an uncommitted accordion feature under which the Company could increase the total principal amount up to a maximum aggregate of $200.0 million under certain circumstances (up from a maximum aggregate of $125.0 million under the previous facility), as well as a sublimit of $50.0 million for letters of credit, and extended the maturity date of the previous facility by one year to August 7, 2017.

Borrowings under the Second Amended Facility, the availability of which is subject to a borrowing base formula, are required to be guaranteed by the Parent and certain of the Parent’s wholly-owned subsidiaries, are secured by a pledge of all equity interests held by such guarantors, and may be used for general corporate purposes. Interest rates on borrowings generally will be based on either LIBOR or a base rate, plus the applicable spread. As of September 30, 2016, the commitment fee on the unused portion of the Second Facility accrues at an annual rate of %. As of September 30, 2016, the Company had $            million outstanding against the Second Amended Facility at an effective rate of        %, as well as [a] letter[s] of credit for $            million.

The Second Amended Facility contains certain financial maintenance covenants, including (a) a minimum tangible net worth requirement of $451.0 million (which is subject to increase over time based on subsequent earnings and proceeds from equity offerings, as well as deferred tax assets to the extent included on the Company’s financial statements), (b) a maximum leverage covenant that prohibits the leverage ratio (as defined therein) from exceeding 65.0%, which maximum leverage ratio decreases to 62.5% effective as of December 31, 2016, and further decreases to 60% effective as of June 30, 2017, and (c) a covenant requiring us to maintain either (i) an interest coverage ratio (EBITDA to interest incurred, as defined therein) of at least 1.50 to 1.00 or (ii) liquidity (as defined therein) of an amount not less than the greater of our consolidated interest incurred during the trailing 12

Securities and Exchange Commission

August 22, 2016

months and $50.0 million. Our compliance with these financial covenants is measured by calculations and metrics that are specifically defined or described by the terms of the Second Amended Facility and can differ in certain respects from comparable GAAP or other commonly used terms. The following table summarizes these covenants pursuant to the Second Amended Facility, and our compliance with such covenants as of September 30, 2016:

Financial Covenant	Covenant Requirements at September 30, 2016		Actual at September 30, 2016
Minimum Tangible Net Worth	$	million	$	million
Maximum Leverage Ratio		65.0%			%
Interest Coverage Ratio (1)		1.50x		x
Minimum Liquidity (1)	$	million	$	million

(1)	We are required to meet either the Interest Coverage Ratio or Minimum Liquidity, but not both.

Although the Company does not believe it is likely to breach any of the covenants listed above, including the maximum leverage ratio covenant, based on its current expectations and assumptions, there are certain steps that the Company could take to decrease the likelihood of any breach in the event it was determined that a breach was reasonably likely. The Company remains focused on continuing to drive top line revenue growth which it believes will improve cash flow and generate earnings. In addition, there are certain discretionary levers that the Company has the ability to utilize to the extent it is determined that near-term steps are needed to manage to covenant requirements. For example, land acquisition and development is a strategic investment by the Company to support our future growth plans. While the Company intends to continue to acquire land that it believes is accretive to the Company, the Company’s currently owned and controlled land position enables it to be selective and nimble in its future acquisition strategy. The Company also has the option to form new joint ventures with partners that could provide a substantial portion of the capital required for certain projects, purchase land through lot options or land banking arrangements,

Securities and Exchange Commission

August 22, 2016

as well as utilizing such financing structures as a means to generate incremental cash flow. In addition, during the year ended December 31, 2015, the Company incurred approximately $134.0 million for land development. Such spending related to land owned is a discretionary component that the Company can temper as needed to reduce cash outflow, and it believes it can do so without a significant impact on near-term operating results.

The Second Amended Facility contains customary events of default, subject to cure periods in certain circumstances, including: nonpayment of principal, interest and fees or other amounts; violation of covenants, including those financial covenants identified above; inaccuracy of representations and warranties; cross default to certain other indebtedness; unpaid judgments; and certain bankruptcy and other insolvency events.

The occurrence of any event of default could result in the termination of the commitments under the Second Amended Facility and permit the lenders to accelerate payment on outstanding borrowings under the Second Amended Facility and require cash collateralization of outstanding letters of credit, if we are unable to amend the Second Amended Facility, secure a waiver of the default from the lenders or otherwise cure the default. Further, acceleration of the Second Amended Facility borrowings may result in the acceleration of other debt to which a cross-acceleration or cross-default provision applies, including but not limited to our senior notes as described above to the extent the acceleration is above certain threshold amounts, and the triggering default is not cured or waived or any acceleration rescinded, as well as certain notes payable.

In addition, if a change in control (as defined in the Second Amended Facility) occurs, the lenders may terminate the commitments under the Second Amended Facility and require that the Company repay outstanding borrowings under the Second Amended Facility and cash collateralize outstanding letters of credit.

The Company believes it has access to alternate sources of funding to pay off resulting obligations or replace funding under the Second Amended Facility should there be a likelihood of, or anticipated, breach of any covenants, including cash generated from operations and opportunistic land sales. In addition, the Company has capacity under the restrictive covenants of its senior notes indentures to incur additional indebtedness which it can do through access to the debt capital markets, and the Company believes it can also raise equity in the capital markets.

Securities and Exchange Commission

August 22, 2016

Form 10-Q for the Quarter Ended June 30, 2016

General

5.	To the extent applicable, please address the above comments in your interim reporting.

As noted above in our response to Comment 1, we advise you that any revisions indicated in our responses to Comments 2-4 will be included in our future filings, including our interim filings where appropriate. The Company will correspondingly update and expand its disclosure in the Q3 Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revolving Lines of Credit, page 43

6.	We note that on July 1, 2016 you entered into an amendment and restatement of your revolving credit agreement (Second Amended Facility). Please expand your disclosures to clarify whether this amendment revised your maximum leverage ratio or any of your other financial covenants.

As disclosed under Item 1.01 (and 2.03 which incorporated by reference the information set forth in Item 1.01 thereof) in the Company’s Current Report on Form 8-K filed with the Commission on July 7, 2016 (the “Form 8-K”), and which description was qualified in its entirety by reference to the Amendment and Restatement Agreement (including the Second Amended Facility), a copy of which was filed as Exhibit 10.1 to the Form 8-K, in relevant part to the Staff’s comment, the Second Amended Facility amended the maximum leverage ratio covenant to extend the timing of the gradual step-downs. Specifically, under the previously existing Amended Facility in place as of June 30, 2016, the maximum leverage ratio was scheduled to decrease from 65% to 60% on the last day of the third quarter of the 2016 fiscal year. Pursuant to the Second Amended Facility effective as of July 1, 2016, the maximum leverage ratio will remain at 65% from June 30, 2016 through and including December 30, 2016, will decrease to 62.5% on the last day of the 2016 fiscal year, remain at 62.5% from December 31, 2016 through and including June 29, 2017, and will further decrease to 60% on the last day of the second quarter of 2017 and remain at 60% thereafter. The Second Amended Facility did not revise any of our other financial covenants thereunder.

In response to the Staff’s comment, the Company will expand disclosures in its future filings to clarify that the amendment revised the maximum leverage ratio. As described above in response to Comment 4, we anticipate that the “Management’s Discussion and

Securities and Exchange Commission

August 22, 2016

Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Revolving Lines of Credit” section in the Company’s Q3 Form 10-Q will include the following disclosure, in relevant part (with proposed new language italicized and underlined):

On July 1, 2016, California Lyon and Parent entered into an amendment and restatement agreement pursuant to which its existing credit agreement providing for a revolving credit facility, as previously amended and restated on March 27, 2015 as described below, was further amended and restated in its entirety (as so further amended and restated, the “Second Amended Facility”). The Second Amended Facility amends and restates the Company’s previous $130.0 million revolving credit facility and provides for total lending commitments of $145.0 million. In addition, the Second Amended Facility has an uncommitted accordion feature under which the Company may increase the total principal amount up to a maximum aggregate of $200.0 million under certain circumstances, as well as a sublimit of $50.0 million for letters of credit. The Second Amended Facility, among other things, also amended the maturity date of the previous facility to July 1, 2019, provided that the Second Amended Facility will terminate on January 14, 2019 (the “Springing Termination Date”) if, on the Springing Termination Date, the aggregate outstanding principal amount of California Lyon’s 5.75% senior notes due 2019 is equal to or greater than the sum of (a) 50% of the Consolidated EBITDA (as defined in the Second Amended Facility) of California Lyon, Parent, certain of the Parent’s direct and indirect wholly owned subsidiaries (together with California Lyon and Parent, the “Loan Parties”) and their Restricted Subsidiaries (as defined in the Second Amended Facility) for the four-quarter period ending September 30, 2018, plus (b) the Liquidity (as defined in the Second Amended Facility) of the Loan Parties and their consolidated subsidiaries on the Springing Termination Date. Further, the Second Amended Facility amended the maximum leverage ratio covenant to extend the timing of the gradual step-downs. Specifically, pursuant to the Second Amended Facility, the maximum leverage ratio will remain at 65% from June 30, 2016 through and including December 30, 2016, will decrease to 62.5% on the last day of the 2016 fiscal year, remain at 62.5% from December 31, 2016 through and including June 29, 2017, and will further decrease to 60% on the last day of the second quarter of 2017 and remain at 60% thereafter. The Second Amended Facility did not revise any of our other financial covenants thereunder.

7.	Please disclose whether you were in compliance with all of the financial covenants under the Amended Facility that was in place at June 30, 2016. In this regard, while we note your disclosure that the Company was in compliance with all covenants under the Amended Facility as of June 30, 2016, we note that you defined the Amended Facility as both the Second Amended Facility and the Amended Facility that was in place at June 30, 2016.

Securities and Exchange Commission

August 22, 2016

As of June 30, 2016, the Company was in compliance with all covenants under the Amended Facility that was in place at June 30, 2016.

On Page 44 of the Q2 Form 10-Q, the Company used the defined term “Amended Facility” to refer to the credit agreement for a revolving credit facility that was in place as of June 30, 2016. The reference in the subsequent paragraph that defines “Amended Facility” to refer to both the Second Amended Facility and the Amended Facility that was in place at June 30, 2016, was qualified by “as applicable” in an attempt to clarify that any subsequent references to the defined term did not apply to both facilities if a particular reference was made to information as of June 30, 2016, which could not have applied to the Second Amended Facility since the Second Amended Facility was not in existence as of such date. The Company submits to the Staff that on a prospective basis it will remove the joint defined term so as to eliminate any potential confusion from this drafting approach. The Company further advises the Staff supplementally that had the Second Amended Facility existed as of June 30, 2016 on the same terms as those in effect as of July 1, 2016, then the Company would also have been in compliance with all covenants under the Second Amended Facility as of June 30, 2016.

*  *  *  *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (949) 476-5218. Written correspondence to the Company may be directed to my attention at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660, fax no. (949) 252-2518.

Sincerely,

William Lyon Homes

/s/ Colin T. Severn
Colin T. Severn
Senior Vice President and
Chief Financial Officer

Securities and Exchange Commission

August 22, 2016

cc:	SiSi Cheng, the Commission
Jeanne Baker, the Commission
Jason R. Liljestrom, Esq., William Lyon Homes
Joel H. Trotter, Esq., Latham & Watkins LLP
Michael A. Treska, Esq., Latham & Watkins LLP